02040720

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
June 07, 2002

P.S.

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING
JUN 11 2002
WASH. D.C. 151 SECTION

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

PROCESSED
JUL 01 2002
P THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

At its meeting held in Moscow on May 30, 2002, the Board of Directors of OAO WBD Foods approved the following transaction involving interested parties:

1) a suretyship guarantee of OJSC WBD Foods to Hassia Verpackungsmaschinen GmbH (Germany) on behalf of OJSC Timashevsk Dairy Plant to secure performance by same of its monetary obligations in respect of a goods credit under Contract No. 261001 with Verpackungsmaschinen GmbH (Germany) to the sum of 582,750.00 Euros (beneficiary: OJSC Timashevsk Dairy Plant);

2) a suretyship guarantee of OJSC WBD Foods to Hassia Verpackungsmaschinen GmbH (Germany) on behalf of OJSC Tsaritsino Dairy Plant (Moscow) to secure performance by same of its monetary obligations in respect of a goods credit under Contract No. 180701 with Hassia Verpackungsmaschinen GmbH (Germany) to the sum of 1,017,596.00 Euros (beneficiary: OJSC Tsaritsino Dairy Plant (Moscow));

3) a suretyship guarantee of OJSC WBD Foods to Hassia Verpackungsmaschinen GmbH (Germany) on behalf of OJSC Lianozovo Dairy Plant (Moscow) to secure performance by same of its monetary obligations in respect of a goods credit under Contract No. 863 702 with Hassia Verpackungsmaschinen GmbH (Germany) to the sum of 779,250.00 Euros (beneficiary: OJSC Lianozovo Dairy Plant (Moscow)).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ____________________
Name: Sergey A. Plastinin
Title: Chairman of the Management Board

Date: June 07, 2002